UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

MINES MANAGEMENT, INC.

(Exact name of registrant as specified in its charter)

Idaho	0-29786	91-0538859
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

905 W. Riverside Avenue,
Suite 311
Spokane, Washington		99201
(Address of principal executive offices)		(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to Be So Registered	Name of Exchange on which Each Class Is to Be Registered
Preferred Stock Purchase Rights	NYSE Amex LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1.                  DESCRIPTION OF SECURITIES TO BE REGISTERED

On April 15, 2009, the Board of Directors (the “Board”) of Mines Management, Inc. (the “Company”) approved the form of a shareholder rights agreement designed to protect the Company’s shareholders from coercive take-over strategies.  The Board recommended that the shareholders of the Company approve and adopt the shareholder rights agreement, and on June 18, 2009, the shareholders of the Company authorized the adoption of the same.

Immediately following shareholder approval, the Company entered into a Rights Agreement, dated June 18, 2009 (the “Rights Agreement”), with Computershare Trust Company, N.A. as the Rights Agent, specifying the terms of the rights.  In accordance with the terms of the Rights Agreement, on June 18, 2009, the Board declared a dividend (the “Dividend”) of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $.001 per share.  The Dividend is payable on June 18, 2009 to holders of record on that date.

In general terms, the Rights impose a significant penalty upon any person or group that acquires beneficial ownership of 20% or more of the Company’s outstanding common stock without the prior approval of the Board.  The Rights Agreement provides an exemption for (i) any person who is, as of June 18, 2009, the beneficial owner of 20% or more of the Company’s outstanding common stock, so long as such person does not, subject to certain exceptions, acquire additional common stock of the Company after June 18, 2009.  The Company, its subsidiaries, employee benefit plans of the Company or any of its subsidiaries, and any entity holding common stock for or pursuant to the terms of any such plan are also excepted from the penalty.

The following is a summary of the terms of the Rights Agreement.  This description is qualified in its entirety by reference to the full text of the Rights Agreement, appearing as Exhibit 4.1 hereto.

The Rights.  The Rights will initially trade with, and will be inseparable from, the Company’s common stock.  The Rights will be evidenced only by certificates that represent shares of common stock and not by separate certificates.  New Rights will accompany any new shares of common stock the Company issues after June 18, 2009, until the earlier of the Distribution Date described below or the redemption or the expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $12.00, once the Rights become exercisable. Each one-thousandth of a Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until:

•                  10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 20% or more of the Company’s outstanding common stock, or, if earlier,

•                  10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

We refer to the date when the Rights become exercisable as the “Distribution Date.”  Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights.  After that date, the Rights will separate from the common stock and be evidenced by Rights certificates that we will mail to all eligible holders of common stock.  Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of A Person or Group Becoming An Acquiring Person.

•                  Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $12.00, purchase shares of the Company’s common stock with a market value of $24.00, based on the market price of the common stock prior to such acquisition.

•                  Flip Over.  If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $12.00, purchase shares of the acquiring corporation with a market value of $24.00, based on the market price of the acquiring corporation’s stock prior to such merger.

Exempt Acquisition.  The Board may determine that a purchaser of 20% or more of our outstanding common stock is not an Acquiring Person if it determines, prior to the completion of the acquisition, that the acquisition is in the shareholders’ best interests.

Preferred Shares Provisions.  Each one one-thousandth of a Preferred Share, if issued:

•                  will not be redeemable.

•                  will entitle holders to quarterly dividend payments of $.001 per each one one-thousandth of a Preferred Share or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•                  will entitle holders upon liquidation either to receive $.001 per each one one-thousandth of a Preferred Share or an amount equal to the payment made on one share of common stock, whichever is greater.

•                  will have the same voting power as one share of common stock.

•                  if shares of the Company’s common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights Agreement terminates, and the Rights expire, on June 18, 2019.

Redemption.  The Board shall have the right to redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $.001 per Right.  The redemption price will be adjusted if the Company effects a stock split or stock dividend on the common stock of the Company.

Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding common stock, the Board shall have the right to extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-dilution Provisions.  The Board shall have the right to adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable, and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or common stock.  No adjustments to the exercise price of less than 1% will be made.

Amendments.  Subject to applicable regulatory approval requirements, the terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights.  After a person or group becomes an Acquiring Person, the Board shall not have the right to amend the agreement in a way that adversely affects holders of the Rights.

ITEM 2.                                                   EXHIBITS

3.1                                                                 Articles of Amendment, as filed with the Secretary of State of the State of Idaho on June 18, 2009 (incorporated herein by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 19, 2009).

4.1                                                                 Rights Agreement, dated June 18, 2009, between Mines Management, Inc. and Computershare Trust Company, N.A. (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 19, 2009).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 19, 2009.

MINES MANAGEMENT, INC.

By:	/s/ James H. Moore
James H. Moore
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

3.1

Articles of Amendment, as filed with the Secretary of State of the State of Idaho on June 18, 2009 (incorporated herein by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 19, 2009).

4.1

Rights Agreement, dated June 18, 2009, between Mines Management, Inc. and Computershare Trust Company, N.A. (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 19, 2009).